UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

Pernix Therapeutics Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

71426V108
(CUSIP Number)

Robert Wenzel
Aisling Capital
888 Seventh Avenue, 12th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71426V108	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 221,809
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 221,809
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,809
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 11,554,232 shares of the Issuer’s common stock, consisting of (i) 11,532,423 shares of the Issuer’s common stock issued and outstanding as of November 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2017 and (ii) 21,809 shares of the Issuer’s common stock issuable upon the conversion of $2,500,000 aggregate principal amount of the Issuer’s 4.25% Convertible Senior Notes due 2021 beneficially owned by the Reporting Persons.

CUSIP No. 71426V108	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 221,809
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 221,809
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,809
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 71426V108	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 221,809
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 221,809
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,809
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 71426V108	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,809
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,809
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 71426V108	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,809
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,809
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 71426V108	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,809
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,809
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 71426V108	SCHEDULE 13D	Page 9 of 11

Item 1.     Security and Issuer.

This Amendment No. 2 to the Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Pernix Therapuetics Holdings, Inc., a Delaware corporation (the “Issuer”). This Amendment supplementally amends the initial statement on Schedule 13D, dated as of August 8, 2011 as previously amended by Amendment No. 1 on April 27, 2015. The address of the principal executive office of the Issuer is 10 North Park Place, Suite 201, Morristown, NJ 07960. The Schedule 13D is supplementally amended as follows.

This Amendment No. 2 is being filed to report the change in the number of shares beneficially owned by the Reporting Persons resulting from the Issuer’s reverse stock split described in Item 3 below and to report that the Reporting Persons have ceased to beneficially own more than 5% of the Common Stock of the Issuer due to dilution of their holdings from the issuance of additional shares of Common Stock by the Issuer.

Item 2.    Identity and Background.

No material change.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows.

On October 13, 2016, the Issuer effected a reverse split of its Common Stock at a ratio of 1-for-10, resulting in (i) 2,000,000 shares of Common Stock previously reported as beneficially owned by the Reporting Persons being converted into 200,000 shares of Common Stock and (ii) the number of shares of Common Stock issuable upon conversion of the 4.25% Convertible Senior Notes due 2021 reported as beneficially owned by the Reporting Persons being converted from 218,008 shares of Common Stock to 21,809 shares of Common Stock.

Item 4.     Purpose of Transaction.

No material change.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows.

(a)           The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person is based on 11,554,232 shares of the Issuer’s common stock, consisting of (i) 11,532,423 shares of the Issuer’s common stock issued and outstanding as of November 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017 and (ii) 21,809 shares of the Issuer’s common stock issuable upon the conversion of $2,500,000 aggregate principal amount of the Issuer’s 4.25% Convertible Senior Notes due 2021 beneficially owned by the Reporting Persons.  Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 221,809 shares of Common Stock, constituting approximately 1.9% of the outstanding shares of Common Stock.

(b)           (i)  Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 221,809 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii)  By virtue of the relationships among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 221,809 shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 71426V108	SCHEDULE 13D	Page 9 of 11

(c)           No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

(d)           The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)           As of July 30, 2016, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock of the Issuer due to dilution of their holdings resulting from the issuance of additional shares of Common Stock by the Issuer.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 71426V108	SCHEDULE 13D	Page 10 of 11

Item 7.     Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of August 8, 2011, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP No. 71426V108	SCHEDULE 13D	Page 11 of 11

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 1, 2018
AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP
General Partner

By:	Aisling Capital Partners III LLC
General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC
General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).